Exhibit 99.2
    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF OPERATIONS

    (Unaudited)
    (In thousands of            Three months ended         Six months ended
     US dollars except                June 30,                  June 30,
     per share amounts)          2006         2005         2006         2005
    -------------------------------------------------------------------------
    Revenues:
      Hotel management
       fees               $    33,046  $    28,382  $    63,430  $    53,071
      Other fees                4,411        2,840        9,737        6,520
      Hotel ownership
       revenues                10,481       27,704       15,960       48,221
      Reimbursed costs         19,880       15,613       36,315       29,824
                          ---------------------------------------------------

                               67,818       74,539      125,442      137,636
                          ---------------------------------------------------

    Expenses:
      General and
       administrative
       expenses               (14,661)     (13,150)     (28,901)     (25,870)
      Hotel ownership
       cost of sales and
       expenses                (9,557)     (25,685)     (16,050)     (49,772)
      Reimbursed costs        (19,880)     (15,613)     (36,315)     (29,824)
                          ---------------------------------------------------

                              (44,098)     (54,448)     (81,266)    (105,466)
                          ---------------------------------------------------

    Operating earnings
     before other items        23,720       20,091       44,176       32,170
    Depreciation and
     amortization              (2,799)      (2,908)      (5,442)      (5,937)
    Other expenses,
     net (note 4)              (6,794)      (8,645)      (7,627)     (11,355)
    Interest income             5,638        3,740       10,099        7,616
    Interest expense           (4,048)      (2,530)      (7,758)      (5,635)
                          ---------------------------------------------------

    Earnings before
     income taxes              15,717        9,748       33,448       16,859
                          ---------------------------------------------------

    Income tax recovery
     (expense) (note 5):
      Current                  (3,885)      (1,390)      (7,014)      (3,314)
      Future                   (2,748)       7,428       (3,967)       7,443
                          ---------------------------------------------------

                               (6,633)       6,038      (10,981)       4,129
                          ---------------------------------------------------

    Net earnings          $     9,084  $    15,786  $    22,467  $    20,988
                          ---------------------------------------------------
                          ---------------------------------------------------

    Basic earnings per
     share (note 3(a))    $      0.25  $      0.43  $      0.61  $      0.57
                          ---------------------------------------------------
                          ---------------------------------------------------

    Diluted earnings per
     share (note 3(a))    $      0.24  $      0.42  $      0.60  $      0.55
                          ---------------------------------------------------
                          ---------------------------------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED BALANCE SHEETS

                                                          As at        As at
    (Unaudited)                                         June 30, December 31,
    (In thousands of US dollars)                           2006         2005
    -------------------------------------------------------------------------

    ASSETS

    Current assets:
      Cash and cash equivalents                     $   236,811  $   242,178
      Receivables                                        72,438       69,690
      Inventory                                           3,289        7,326
      Prepaid expenses                                    3,731        2,950
                                                    -------------------------

                                                        316,269      322,144

    Long-term receivables                               196,716      175,374
    Investments in hotel partnerships and
     corporations (note 2)                               85,932       99,928
    Fixed assets                                         74,923       64,850
    Investment in management contracts (note 2)         193,387      164,932
    Investment in trademarks and trade names              4,334        4,210
    Future income tax assets                             10,992       14,439
    Other assets                                         51,111       34,324
                                                    -------------------------

                                                    $   933,664  $   880,201
                                                    -------------------------
                                                    -------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable and accrued liabilities      $    53,808  $    54,797
      Long-term obligations due within one year           3,192        4,853
                                                    -------------------------

                                                         57,000       59,650

    Long-term obligations                               286,335      273,825
    Shareholders' equity (note 3):
      Capital stock                                     255,832      250,430
      Convertible notes                                  36,920       36,920
      Contributed surplus                                12,173       10,861
      Retained earnings                                 181,500      160,741
      Equity adjustment from foreign currency
       translation                                      103,904       87,774
                                                    -------------------------

                                                        590,329      546,726
                                                    -------------------------

                                                    $   933,664  $   880,201
                                                    -------------------------
                                                    -------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS

    (Unaudited)                 Three months ended         Six months ended
    (In thousands of                  June 30,                  June 30,
     US dollars)                 2006         2005         2006         2005
    -------------------------------------------------------------------------

    Operating activities:
      Net earnings        $     9,084  $    15,786  $    22,467  $    20,988
      Items not
       affecting cash:
        Stock-based
         compensation
         expense                  564          514        1,086        1,008
        Depreciation and
         amortization           2,799        2,908        5,442        5,937
        Other expenses,
         net                    6,794        8,645        7,627       11,355
        Future income tax
         expense (recovery)     2,748       (7,428)       3,967       (7,443)
        Other                     428          274          969          528
      Changes in non-cash
       working capital           (445)       3,266      (13,972)     (13,044)
                          ---------------------------------------------------

    Cash provided by
     operating activities      21,972       23,965       27,586       19,329
                          ---------------------------------------------------

    Investing activities:
      Advances of long-term
       receivables            (15,683)     (13,203)     (17,944)     (34,016)
      Receipt of long-term
       receivables              2,159       18,928       10,069       19,276
      Investments in hotel
       partnerships and
       corporations                 -       (2,265)       1,797       (9,445)
      Disposal of hotel
       partnerships and
       corporations               707        7,326          707       12,672
      Purchase of fixed
       assets                  (4,251)      (4,453)      (9,857)      (8,060)
      Investments in
       trademarks, trade
       names and management
       contracts              (10,672)        (342)     (14,624)        (473)
      Other assets             (4,121)      (6,809)      (5,602)      (6,860)
                          ---------------------------------------------------

    Cash used in investing
     activities               (31,861)        (818)     (35,454)     (26,906)
                          ---------------------------------------------------

    Financing activities:
    Long-term obligations,
     including current
     portion                     (577)      (1,630)      (2,545)      (1,498)
    Issuance of shares            953        1,219        5,359        6,836
    Dividends paid                  -            -       (1,657)      (1,558)
                          ---------------------------------------------------

    Cash provided by
     (used in) financing
     activities                   376         (411)       1,157        3,780
                          ---------------------------------------------------

    Increase (decrease)
     in cash and cash
     equivalents               (9,513)      22,736       (6,711)      (3,797)
    Increase (decrease)
     in cash and cash
     equivalents due to
     unrealized foreign
     exchange gain (loss)       1,070       (2,264)       1,344       (3,944)
    Cash and cash
     equivalents,
     beginning of period      245,254      198,164      242,178      226,377
                          ---------------------------------------------------

    Cash and cash
     equivalents, end of
     period               $   236,811  $   218,636  $   236,811  $   218,636
                          ---------------------------------------------------
                          ---------------------------------------------------
    Supplementary
     information:
      Interest received   $     4,489  $     3,010  $     9,148  $     7,677
      Interest paid              (142)        (162)      (2,738)      (3,162)
      Income taxes paid        (1,227)      (2,349)      (3,001)      (5,455)

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                                           Six months ended
    (Unaudited)                                                 June 30,
    (In thousands of US dollars)                           2006         2005
    -------------------------------------------------------------------------

    Retained earnings, beginning of period          $   160,741  $   192,129
    Net earnings                                         22,467       20,988
    Dividends declared                                   (1,708)      (1,537)
                                                    -------------------------

    Retained earnings, end of period                $   181,500  $   211,580
                                                    -------------------------
                                                    -------------------------

    See accompanying notes to consolidated financial statements.
    >>

    FOUR SEASONS HOTELS INC.
    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    (Unaudited)
    (In thousands of US dollars except per share amounts)
    -------------------------------------------------------------------------

    In these interim consolidated financial statements, the words, "we",
    "us", "our", and other similar words are references to Four Seasons
    Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2005.

    <<
    1.  Significant accounting policies:

        The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2005, except as disclosed below:

        (a)   Non-monetary transactions:

              In June 2005, The Canadian Institute of Chartered Accountants
              ("CICA") issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transactions
              initiated on or after January 1, 2006, did not have any impact on our consolidated financial statements for the three months and six months ended June 30, 2006.

        (b)   Financial instruments:

              In January 2005, the CICA issued Section 1530 "Comprehensive
              Income", Section 3855 "Financial Instruments - Recognition and
              Measurement", and Section 3865 "Hedges". These standards are effective for fiscal years beginning on or after October 1,
              2006. The impact of adoption of these standards is not yet determinable, as it will be dependent on our unsettled
              positions, hedging strategies, and market volatility at the time of transition.

        (c)   Comparative figures:

              Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for
              2006.

    2.  Hotel investment transaction:

        In February 2006, we contributed our equity interest in a property under our management in exchange for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.

    3.  Shareholders' equity:

        As at June 30, 2006, we have 3,725,698 outstanding Variable Multiple
        Voting Shares ("VMVS"), 33,068,378 outstanding Limited Voting Shares
        ("LVS"), and 4,351,623 outstanding stock options (weighted average exercise price of C$59.63 ($53.13)).

        (a)   Earnings per share:

              A reconciliation of the net earnings and weighted average
              number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:

                                            Three months ended
                                                  June 30,
                                       2006                      2005
        ---------------------------------------------------------------------
                          Net earnings      Shares  Net earnings      Shares
        ---------------------------------------------------------------------

        Basic earnings
         per share
         amounts          $     9,084   36,766,608  $    15,786   36,624,440
        Effect of assumed
         dilutive
         conversions:
          Stock option
           plan                     -      639,162            -    1,325,607
                          ---------------------------------------------------

        Diluted earnings
         per share
         amounts          $     9,084   37,405,770  $    15,786   37,950,047
                          ---------------------------------------------------
                          ---------------------------------------------------

                                                Six months ended
                                                     June 30,
                                          2006                      2005
        ---------------------------------------------------------------------
                          Net earnings      Shares  Net earnings      Shares
        ---------------------------------------------------------------------

        Basic earnings
         per share
         amounts          $    22,467   36,726,193  $    20,988   36,616,645
        Effect of assumed
         dilutive
         conversions:
          Stock option
           plan                     -      616,117            -    1,454,426
                          ---------------------------------------------------

        Diluted earnings
         per share
         amounts          $    22,467   37,342,310  $    20,988   38,071,071
                          ---------------------------------------------------
                          ---------------------------------------------------

              The diluted earnings per share calculation excluded the effect of the assumed conversions of 1,504,496 and 1,532,496 stock options to LVS, under our stock option plan, during the three months and six months ended June 30, 2006, respectively (2005 -
              693,056 and 59,000 stock options, respectively), as the
              inclusion of these options would have resulted in an
              anti-dilutive effect. There was no dilution in 2006 and 2005 relating to our convertible notes.

        (b)   Stock-based compensation:

              We use the fair value-based method to account for all employee stock options granted or modified on or after January 1, 2003.
              Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

              Stock options to acquire 41,650 LVS were granted in the six months ended June 30, 2006 at a weighted average exercise price of C$62.61 ($53.65). The fair value of stock options granted in the six months ended June 30, 2006 was estimated using the
              Black-Scholes options pricing model with the following
              assumptions: risk-free interest rates ranging from 4.09% to
              4.17%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 27%; and
              expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the six months ended
              June 30, 2006, the weighted average fair value of the options at the grant dates was C$21.49 ($18.41). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period. There were no stock options
              granted in the three months ended June 30, 2006 and the six months ended June 30, 2005.

              Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the three months and six
              months ended June 30, 2006 and 2005, if we had applied the fair value-based method to options granted during 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:

                                Three months ended         Six months ended
                                      June 30,                  June 30,
                                 2006         2005         2006         2005
        ---------------------------------------------------------------------

        Stock-based
         compensation
         expense          $      (564) $      (514) $    (1,086) $    (1,008)
                          ---------------------------------------------------
                          ---------------------------------------------------

        Net earnings,
         as reported      $      9,084  $   15,786  $    22,467  $    20,988
        Increase in
         stock-based
         compensation
         expense that would
         have been recorded
         if all stock
         options granted
         during 2002 had
         been expensed            (659)       (681)      (1,304)      (1,372)
                          ---------------------------------------------------

        Pro forma net
         earnings         $      8,425  $   15,105  $    21,163  $    19,616
                          ---------------------------------------------------
                          ---------------------------------------------------

        Earnings per share:
          Basic, as
           reported       $       0.25  $     0.43  $      0.61  $      0.57
          Basic, pro forma        0.23        0.41         0.58         0.54
          Diluted, as
           reported               0.24        0.42         0.60         0.55
          Diluted, pro
           forma                  0.23        0.40         0.57         0.52

    4.  Other expenses, net:

                                Three months ended         Six months ended
                                      June 30,                  June 30,
                                 2006         2005         2006         2005
        ---------------------------------------------------------------------

        Foreign exchange
         loss             $     (7,391) $   (3,289) $    (7,919) $    (3,682)
        Asset recovery
         (provisions) and
         write downs               597        (170)         292       (2,101)
        Loss on
         disposition of
         assets                      -      (5,186)           -       (5,572)
                          ---------------------------------------------------

                          $     (6,794) $   (8,645) $    (7,627) $   (11,355)
                          ---------------------------------------------------
                          ---------------------------------------------------

        The foreign exchange loss in 2006 and 2005 related primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries.

        As at June 30, 2006, we have foreign exchange forward contracts in place to sell forward $39,688 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.124 Canadian dollars to a US dollar maturing over the period to December 2007.
        These contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. This resulted in a $1,512 and $1,444 foreign exchange gain being recorded in the three months and six months ended
        June 30, 2006, respectively. We did not sell forward US dollars during the six months ended June 30, 2005.

        Subsequent to June 30, 2006, we have sold forward an additional
        $6,514 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.121 Canadian dollars to a US dollar maturing over the period to January 2008.

    5.  Income taxes:

        During the three months ended June 30, 2006, we recorded an additional valuation allowance of $1,746, related to not recognizing a tax benefit on certain foreign exchange losses, due to the uncertainty associated with the utilization of these losses. This increased our income tax expense for the three months and six months ended June 30, 2006 by this amount.

        In connection with the disposition of The Pierre in June 2005, we recorded an income tax benefit of approximately $9,200 for the three months and six months ended June 30, 2005.

    6.  Pension expense:

        The pension expense for the three months and six months ended
        June 30, 2006 was $882 and $1,826, respectively (2005 - $596 and
        $1,217, respectively).

    7.  Guarantees and other commitments:

        We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2005. Since December 31, 2005, we have decreased our guarantees by approximately $1,300.

    8.  Segmented information:

        Our strategy is to focus on hotel management rather than hotel ownership. Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing
        January 1, 2006, corporate expenses are reflected in our results as general and administrative expenses in the consolidated statements of operations for the three months and six months ended June 30, 2006.
        Corporate expenses for the three months and six months ended June 30,
        2005 that previously were included in our Ownership Operations segment have been reclassified to the Management Operations segment and included in general and administrative expenses in the consolidated statements of operations.

                                                  Three months ended
                                                     June 30, 2006
                                          -----------------------------------
                                          Management   Ownership
                                          Operations  Operations       Total
        ---------------------------------------------------------------------

        Revenues:
          Hotel management fees           $   33,046  $        -  $   33,046
          Other fees                           4,411           -       4,411
                                          -----------------------------------

                                              37,457           -      37,457
          Hotel ownership revenues                 -      10,481      10,481
          Reimbursed costs                    19,880           -      19,880
                                          -----------------------------------

                                              57,337      10,481      67,818
                                          -----------------------------------
        Expenses:
          General and administrative
           expenses                          (14,661)          -     (14,661)
          Hotel ownership cost of sales
           and expenses                            -      (9,557)     (9,557)
          Reimbursed costs                   (19,880)          -     (19,880)
                                          -----------------------------------

                                             (34,541)     (9,557)    (44,098)
                                          -----------------------------------

        Operating earnings before
         other items                      $   22,796  $      924  $   23,720
                                          -----------------------------------
                                          -----------------------------------

                                                  Three months ended
                                                     June 30, 2005
                                          -----------------------------------
                                          Management   Ownership
                                          Operations  Operations       Total
        ---------------------------------------------------------------------

        Revenues:
          Hotel management fees           $   28,382  $        -  $   28,382
          Other fees                           2,840           -       2,840
                                          -----------------------------------

                                              31,222           -      31,222
          Hotel ownership revenues                 -      27,704      27,704
          Reimbursed costs                    15,613           -      15,613
                                          -----------------------------------

                                              46,835      27,704      74,539
                                          -----------------------------------
        Expenses:
          General and administrative
           expenses                          (13,150)          -     (13,150)
          Hotel ownership cost of sales
           and expenses                            -     (25,685)    (25,685)
          Reimbursed costs                   (15,613)          -     (15,613)
                                          -----------------------------------

                                             (28,763)    (25,685)    (54,448)
                                          -----------------------------------

        Operating earnings before
         other items                      $   18,072  $    2,019  $   20,091
                                          -----------------------------------
                                          -----------------------------------

                                                   Six months ended
                                                     June 30, 2006
                                          -----------------------------------
                                          Management   Ownership
                                          Operations  Operations       Total
        ---------------------------------------------------------------------

        Revenues:
          Hotel management fees           $   63,430  $        -  $   63,430
          Other fees                           9,737           -       9,737
                                          -----------------------------------

                                              73,167           -      73,167
          Hotel ownership revenues                 -      15,960      15,960
          Reimbursed costs                    36,315           -      36,315
                                          -----------------------------------

                                             109,482      15,960     125,442
                                          -----------------------------------
        Expenses:
          General and administrative
           expenses                          (28,901)          -     (28,901)
          Hotel ownership cost of sales
           and expenses                            -     (16,050)    (16,050)
          Reimbursed costs                   (36,315)          -     (36,315)
                                          -----------------------------------

                                             (65,216)    (16,050)    (81,266)
                                          -----------------------------------

        Operating earnings (loss) before
         other items                      $   44,266  $      (90) $   44,176
                                          -----------------------------------
                                          -----------------------------------

                                                    Six months ended
                                                     June 30, 2005
                                          -----------------------------------
                                          Management   Ownership
                                          Operations  Operations       Total
        ---------------------------------------------------------------------

        Revenues:
          Hotel management fees           $   53,071  $        -  $   53,071
          Other fees                           6,520           -       6,520
                                          -----------------------------------

                                              59,591           -      59,591
          Hotel ownership revenues                 -      48,221      48,221
          Reimbursed costs                    29,824           -      29,824
                                          -----------------------------------

                                              89,415      48,221     137,636
                                          -----------------------------------
        Expenses:
          General and administrative
           expenses                          (25,870)          -     (25,870)
          Hotel ownership cost of sales
           and expenses                            -     (49,772)    (49,772)
          Reimbursed costs                   (29,824)          -     (29,824)
                                          -----------------------------------

                                             (55,694)    (49,772)   (105,466)
                                          -----------------------------------

        Operating earnings (loss)
         before other items               $   33,721  $   (1,551) $   32,170
                                          -----------------------------------
                                          -----------------------------------